NEWS RELEASE

July 16, 2024

AVINO REPORTS Q2 2024 PRODUCTION;

ANNOUNCES DATE OF Q2 EARNINGS CALL

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE) a long-standing silver producer in Mexico, reports second quarter production of 616,571 silver equivalent ounces.

Production Highlights – Q2 2024 (compared to Q2 2023)

•	Silver equivalent production increased 5% to 616,571 oz
•	Silver production increased 26% to 292,946 oz
•	Copper production decreased 10% to 1.3 million lbs
•	Gold production was flat at 1,514 oz
•	Mill throughput decreased by 10% to 140,934 tonnes

Consolidated Production – Three and Six Months Ended June 30, 2024

Q2 2024	Q2 2023	Change		YTD 2024	YTD 2023	Change
140,934	157,371	-10%	Total Mill Feed (dry tonnes)	310,529	317,128	-2%
75	53	42%	Feed Grade Silver (g/t)	63	52	21%
0.48	0.44	9%	Feed Grade Gold (g/t)	0.47	0.51	8%
0.51	0.49	4%	Feed Grade Copper (%)	0.46	0.48	-4%
87%	87%	0%	Recovery Silver (%)	87%	88%	-1%
70%	68%	3%	Recovery Gold (%)	70%	73%	-4%
88%	84%	5%	Recovery Copper (%)	86%	84%	2%
292,946	232,417	26%	Total Silver Produced (oz)	543,589	466,755	16%
1,514	1,520	0%	Total Gold Produced (oz)	3,292	3,805	-14%
1,305,549	1,445,552	-10%	Total Copper Produced (lbs)	2,652,659	2,843,189	-7%
616,571	587,317	5%	Total Silver Equivalent Produced (oz)[1]	1,246,053	1,265,564	-2%

Production by Location – Q2 2024

	Tonnes Processed	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %	Silver oz produced	Gold oz produced	Copper lbs produced
Avino	130,983	71	0.49	0.51	88%	70%	88%	262,861	1,456	1,305,549
La Preciosa	9,951	133	0.28	-	71%	63%	-	30,085	58	-
Total	140,934	75	0.48	0.51	87%	70%	88%	292,946	1,514	1,305,549

July 16, 2024 – Avino Silver & Gold Mines Ltd. – News Release

Avino Reports Q2 Production Results; Announces Date of Q2 Earnings Call

“Our second quarter production remained consistent with 616,571 silver equivalent ounces produced, up 5% over the second quarter of last year and tracking our production target for the year. We were able to start processing La Preciosa surface stockpile material through our mill with excellent recovery results, particularly silver, which exceeded our expectations. This contributed to the 26% increase in silver ounces produced this quarter, which we expect to grow significantly when we are able to commence mining and processing underground material from La Preciosa.” said David Wolfin, President and CEO of Avino. “We are eagerly anticipating the receipt of the environmental permits for La Preciosa. La Preciosa is an integral piece of our 5-year plan and will deliver economic growth and benefit to the local communities in Durango. With the price of silver gaining momentum, we remain focused on delivering organic growth for all stakeholders.”

2024 Second Quarter Highlights

•	Production: During the quarter, production remained steady overall, The Company remains on track with our targeted full year production of 2.5M to 2.8M silver equivalent ounces. The last two weeks of production for the quarter were somewhat impacted due to repairs being carried out on one of our cone crushers. A smaller crusher has been utilized to minimize downtime in the mill and the expectation is to be back to full mill capacity very soon.

•	La Preciosa Stockpiles: During the quarter, almost 10,000 tonnes were processed from the La Preciosa surface stockpiles in Circuits 1 and 2, which produced a saleable high-grade concentrate.

•	La Preciosa Progress: Following the signing of the long-term land use agreement with a local community on January 9th, 2024, the application for the Environmental Permit was submitted by the Company to the relevant authorities. Following feedback received in Q2 2024, the Company’s response has been re-submitted with minor modifications. A further permit application will be submitted shortly after receipt of the Environmental Permit, which is required to commence the construction of the portal, haulage ramp, and the mining of the Gloria and Abundancia veins. Recent photos from the La Preciosa property can be viewed on our website by clicking here.

Earnings Announcement

The Company’s unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2024, will be released after market on August 13, 2024.

A conference call to discuss the Company’s Q2 2024 operational and financial results will be held Wednesday, August 14, 2024, at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call or follow the webcast, please see the details below.

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino’s Q2 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

Toll Free: 888-506-0062

International: +1 - 973-528-0011

Participant Access Code: 933119

Participants will be greeted by an operator and asked for the access code. If a caller does not have the code, they can reference the company name. Participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s website later that day.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples were submitted to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with a gravimetric finish for concentrates and AAS (Atomic Absorption Spectrometry) methods for copper, lead, zinc and silver for feed and tail grade samples. All concentrate shipments are assayed by one of the following independent third-party labs: Inspectorate in the UK, LSI in the Netherlands, and AHK.

July 16, 2024 – Avino Silver & Gold Mines Ltd. – News Release

Avino Reports Q2 Production Results; Announces Date of Q2 Earnings Call

Qualified Person(s)

Peter Latta, P. Eng, MBA, Avino’s VP Technical Services, is a qualified person within the context of National Instrument 43-101 who has reviewed and approved the technical data in this news release.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Avino currently controls mineral resources, as per NI 43-101, with a total mineral content of 371 million silver equivalent ounces, within our district-scale land package. Early in 2024, the pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than one year now with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources dated October 16, 2023 as well as the Prefeasibility Study dated January 16, 2024 and references to Measured, Indicated Resources, and Proven and Probable Mineral Reserves referred to in this press release. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered and recovery rates; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of the full Technical Report, including a Preliminary Economic Assessment, and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All reserve and resource estimates reported by Avino were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Issuer reports are or will be economically or legally mineable. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1. In Q2 2024, AgEq was calculated using metal prices of $23.36 per oz Ag, $2,072 per oz Au and $3.83 per lb Cu. In Q2 2023, AgEq was calculated using metals prices of $24.18 oz Ag, $1,978 oz Au and $3.85 lb Cu. In Q2 2023, For YTD 2024 AgEq was calculated using metal prices of $22.56 per oz Ag, $1,888 per oz Au and $4.05 per lb Cu. For YTD 2023 AgEq was calculated using metal prices of $23.37 oz Ag, $1,933 oz Au and $3.95 lb Cu. Calculated figures may not add up due to rounding.